SO
4/2/04

[redacted]

04016967

(A)

VP 4-1-04

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SEC[illegible] OMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 31 2004
WASH, D.C.
158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRANS AMERICAN EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Henderson Road, Suite #8
(No. and Street)

Arlington, Virginia 22203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Arthur L. Walters (703) 527-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBINSON, JACK H.
(Name – *if individual, state last, first, middle name*)

P.O. Box 9426 McLean, Virginia 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur L. Walters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trans American Equities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PLEASE NOTE: As directed by NASD an exemption to Rule 15c3-3 has been claimed and is incorporated in NOTE E to the Notes to Finsncial Statements dated December 31, 2003.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACK H. ROBINSON

---------Certified Public Accountant---------

P.O. Box 9426
McLean, Virginia 22102
Telephone (703) 821-1446

SUPPLEMENTAL REPORT

Material Inadequacies

Computation of Net Capital and Reserve Requirements

To the Stockholders and
Board of Directors of
Trans American Equities Corporation:

We have examined the financial statements of Trans American Equities Corporation for the year ended December 31, 2003, and have issued our report dated January 20, 2004. As a part of our examination, we reviewed and tested the Corporation's system of internal accounting and operational procedures with respect to material inadequacies, the prior unaudited internal computation of Net Capital and Reserve Requirements and the computation of changes in stockholders' equity. Our review also took into consideration the audit requirements pursuant to Securities and Exchange Rule 17a-5(d)(1).

We found no material inadequacies as to the Corporation's system of internal accounting controls or its operational procedures.

A reconciliation between the audited computation of Net Worth and 15c3-3 Reserve Requirements and the Corporation's unaudited Part II reflected no differences.

This report is solely intended for use in meeting compliance requirements as set forth in the Securities and Exchange Commission Rule 17a-5(d)(1) and is to be considered an integral part of our report dated January 2004. Note E to the Financial Statements (Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3 and claim of exemption) was added March 18, 2004 and likewise, is to be considered an integral part of our report dated January 20, 2004.

Arlington, Virginia

January 20, 2004 (with the exception of Note E)
March 19, 2004 (Note E only)

TRANS AMERICAN EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE E

COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO
SEC RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 based upon

A.(k) (1)
Limited business (mutal funds and/or variable annutities only)

TRANS AMERICAN EQUITIES CORP.
4141 N. HENDERSON ROAD - ARLINGTON, VIRGINIA 22203

SUITE 8

Tel: 703 527-5200
Fax: 703 527-3700

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2004
WASH D.C.
158

March 23, 2004

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Broker Dealer Registration - Mail Stop 501
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Trans American Equities Corp.
File No. 8-32418
Supplement to Annual Financial Report
FYE 12/31/2003

Gentlemen:

A 2003 annual report for the above captioned corporation was filed with your office on February 20, 2004. It was later noted that the report did not contain the proper claim of exemption under SEC Rule 15c3-3. As directed by the NASD examiners, the following documents are resubmitted as a Supplement to the Annual Financial Report and are to be considered an integral part of our financial statements:

1. ANNUAL AUDIT REPORT X-17A-5 (cover) dated March 23, 2004

2. Auditor's Supplemental Report dated January 20 and March 19, 2004

3. Note E to the financial statements.

Sincerely,

TRANS AMERICAN EQUITIES CORP.

By: ______________________
Arthur L. Walters
President

Enclosures